Exhibit 23.5
CONSENT OF INDEPENDENT ACCOUNTANTS
We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-167099) as amended by this Post-Effective Amendment No. 1 of UGI Corporation of our report dated June 25, 2010, with respect to the statements of net assets available for benefits of AmeriGas Propane, Inc. Savings Plan as of December 31, 2009, and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the Annual Report on Form 11-K for the year ended December 31, 2009 of the AmeriGas Propane, Inc. Savings Plan.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 25, 2010